UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Definitive Healthcare Corp.

(Name of Issuer)

Class A common stock, $0.001 par value per share

(Title of Class of Securities)

24477E103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24477E103	SCHEDULE 13G

1	Names of Reporting Persons Jason Ronald Krantz
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 21,387,853 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 21,387,853 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,387,853 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 16.97% (2)
12	Type of Reporting Person IN

(1)

Consists of (i) 450,000 shares of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”) held by DH Holdings (fka Jason R. Krantz 2009 Trust), (ii) 30,612 shares of Class A Common Stock held directly by the Reporting Person, (iii) 20,451,027 shares of Class A Common Stock of the Issuer that are issuable, at the holder’s election, upon exchange of an equal number of Limited Liability Company Units of AIDH Topco, LLC (“LLC Units”) held by DH Holdings (fka Jason R. Krantz 2009 Trust), of which the Reporting Person is the trustee and beneficiary, that are currently vested and (v) 456,214 shares of Class A Common Stock of the Issuer that are issuable, at the holder’s election, upon exchange of an equal number of LLC Units held directly by the Reporting Person that are currently vested.

(2)

Based on 126,045,514 outstanding shares of Class A Common Stock of the Issuer consisting of: (i) 105,138,273 shares of Class A Common Stock outstanding as of December 31, 2022, as reported by the Issuer to the Reporting Person, and (ii) 20,907,241 shares of Class A Common Stock issuable upon exchange of the Reporting Person’s directly and indirectly held vested LLC Units.

Item 1(a).	Name of Issuer:

Definitive Healthcare Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

492 Old Connecticut Path Suite 401
Framingham, MA 01701

Item 2(a).	Name of Person Filing:

Jason Ronald Krantz

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of the Reporting Person is:

492 Old Connecticut Path Suite 401
Framingham, MA 01701

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Class A common stock, $0.001 par value per share

Item 2(e).	CUSIP Number:

24477E103

Item 3.	Not applicable.

Item 4.	Ownership

(a)-(c) The responses of the Reporting Person to Rows 5, 6, 7, 8, 9 and 11 in the cover page which relates to the beneficial ownership of the Class A Common Stock of the Issuer, as of December 31, 2022, are incorporated herein by reference.

As of December 31, 2022, the Reporting Person beneficially owned 21,387,853 shares of Class A Common Stock of the Issuer, including 480,612 directly and indirectly held shares of Class A Common Stock of the Issuer and 20,907,241 shares of Class A Common Stock of the Issuer issuable upon the Reporting Person’s election to exchange an equal number of directly and indirectly held vested LLC Units, which represents approximately 16.97% of the shares of Class A Common Stock outstanding. The percentage ownership is based on 126,045,514 outstanding shares of Class A Common Stock of the Issuer consisting of: (i) 105,138,273 shares of Class A Common Stock outstanding as of December 31, 2022, as reported by the Issuer to the Reporting Person, and (ii) 20,907,241 shares of Class A Common Stock issuable upon exchange of the Reporting Person’s directly and indirectly held vested LLC Units.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

The responses of the Reporting Person to Items 2(a) and 4 are incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

/s/ Jason Krantz
Jason Krantz

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